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United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer O'Brien, Kimberly Calder, Liz Packebusch and Loan Lauren Nguyen

Re:	Enlight Renewable Energy Ltd. Registration Statement on Form F-1

Filed January 20, 2023

File No. 333-269311

To the addressees set forth above:

On behalf of our client, Enlight Renewable Energy Ltd. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-1, which was filed with the Commission on January 20, 2023 (the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Gilad Yavetz, the Company’s Chief Executive Officer dated January 30, 2023. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

January 31, 2023

Summary

Overview, page 1

1.	With regard to your disclosure on pages 2 and 90 of an annualized ratio computed with an amount for invested capital in projects that were operational as of July 1, 2022, please tell us how you define the “invested capital” used as the denominator of the ratio. In addition, expand the disclosure regarding the rationale for your annualization of a three month period to address why you do not deem seasonality to be a factor that should be considered in the calculation of this ratio. In this regard, we note disclosure on page 67 that addresses why seasonality is mitigated in your circumstances.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 93 to clarify how it defines the “invested capital” used as the denominator of the ratio and to expand the disclosure regarding the rationale for its annualization of a three month period and to address why it does not deem seasonality to be a factor that should be considered in the calculation of this ratio.

Recent events, page 4

2.	We note you have identified here and on page 106, the acquisition of greenfield development rights in Serbia and Italy as significant events that occurred in December 2022. Please revise to disclose the financial effect of these transactions or otherwise advise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 5, 106 and 107 to remove the identification of these events as “significant” and to clarify that these events did not have a material financial effect on the Company and its business.

Management's discussion and analysis of financial condition and results of operations

Overview and business, page 65

3.	We note the addition of disclosure describing an average profit per kilowatt earned by Clenera prior to your ownership here and on page 93. However, it is not clear that quantification of a historical average profit in this manner is useful to the investor without appropriate context. Please revise to describe how this average profit has been calculated and the time frame it covers.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 66 and 94 to remove the reference to an average profit per kilowatt earned by Clenera.

Significant factors and trends affecting our business

Rising power prices across Europe and the United States, page 66

4.	We note the addition of disclosure stating that “in the third quarter of 2022, our first operational quarter for project Gecama in Spain, we sold electricity at an average net price of EUR 103 per MWh.” Please revise to provide further context to your discussion surrounding an average net price.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 to provide further context to its discussion surrounding an average net price.

January 31, 2023

Notes to the financial statements as of December 31, 2021

Note 28 - Operating segments, page F-84

5.	We note the analysis you provided as it relates to your presentation of Segments Revenues in response to prior comment 16 in our letter dated September 21, 2022, prior comment 3 in our letter dated December 5, 2022, and the additional information you provided to us over the phone. However, based on the guidance in IFRS 8, Operating Segments, we object to the Company’s presentation of Segments Revenues within the segment footnote, specifically the inclusion of “Proceeds from the sale of electricity, as IFRS 8.23(a) requires disclosure of “revenues from external customers,” which does not permit disclosure of amounts that are not revenue recognized in the current period. Please revise your segment disclosures accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on Notes 28 and 7 accordingly.

General

6.	Please update your executive compensation disclosures to include any compensation paid for the fiscal year ended December 31, 2022. Refer to Form F-1 and Item 6.B of Form 20-F for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 141 to include compensation paid for the fiscal year ended December 31, 2022.

* * *

January 31, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.5820 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Josh G. Kiernan

Joshua G. Kiernan
of LATHAM & WATKINS LLP

cc:	(via email)
Gilad Yavetz, Chief Executive Officer, Enlight Renewable Energy Ltd.
Nir Yehuda, Chief Financial Officer, Enlight Renewable Energy Ltd.
Noa Beit Dagan, General Counsel, Enlight Renewable Energy Ltd.
Ryan J. Lynch, Esq., Latham & Watkins LLP
Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Michael Hong, Esq., Skadden, Arps, Slate, Meagher & Flom LLP